UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

SuccessFactors, Inc.

(Name of Subject Company)

SuccessFactors, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

864596101

(CUSIP Number of Class of Securities)

Lars Dalgaard

Chief Executive Officer

1500 Fashion Island Blvd., Suite 300

San Mateo, CA 94404

(650) 645-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gordon K. Davidson, Esq.	Hillary B. Smith, Esq.
Jeffrey R. Vetter, Esq.	Vice President, General Counsel and Secretary
Fenwick & West LLP	SuccessFactors, Inc.
801 California Street	1500 Fashion Island Blvd., Suite 300
Mountain View, California 94041	San Mateo, CA 94404
(650) 988-8500	(650) 645-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2011 and amended by Amendment No. 1 to Schedule 14D-9 filed with the SEC on December 22, 2011, Amendment No. 2 to Schedule 14D-9 filed with the SEC on December 27, 2011 and Amendment No. 3 to Schedule 14D-9 filed with the SEC on January 11, 2012 (as previously filed with the SEC, as amended the “Schedule 14D-9”) by SuccessFactors, Inc., a Delaware corporation (“SuccessFactors”), relating to the tender offer by Saturn Expansion Corporation, a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of SAP America, Inc., a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP AG”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share, of SuccessFactors (“Common Stock”) at a purchase price of $40.00 per share, payable net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the SEC on December 16, 2011, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 4. This Amendment No. 4 is being filed to reflect certain updates as reflected below.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

I. Item 3 of the Schedule 14D-9 under the heading “Arrangements with Current Executive Officers and Directors of SuccessFactors—Effect of the Offer and the Merger Agreement on Equity Awards—Consideration for Restricted Stock and RSUs held by Non-Employee Directors” is hereby amended by:

(1) Inserting the following immediately after the column heading entitled “Number of Vested and Unvested Stock Options” in the table beginning after the 2nd paragraph thereof:

“(17).”

(2) Inserting the following footnote immediately after footnote 16 to the table beginning after the 2nd paragraph thereof:

“(17) Of these, the vested options held by directors Harris, McGlashan, Dunn, Nelson, Burgum and Dalgaard as of December 12, 2011 were 8,110; 48,992; 48,992; 78,922, 78,992; and 1,217,903, respectively.”

II. Item 3 of the Schedule 14D-9 under the heading “Appointment of the Company’s Chief Executive Officer to SAP AG’s Executive Board” is hereby amended by:

(3) Amending and restating the 1st paragraph thereof as follows:

“After SAP AG’s initial contacts with the Company in September, 2011 and prior to December 2, 2011, SAP AG indicated to Mr. Dalgaard that it intended to ask him to lead SAP AG’s cloud business and to continue to serve as CEO of SuccessFactors after consummation of a transaction. However, no terms of any such possible employment were suggested or negotiated, and no binding agreement has been reached in this regard. The chairperson of SAP AG’s supervisory board, Hasso Plattner, has recommended that Mr. Dalgaard be appointed to SAP AG’s executive board; however, there is also no binding agreement between SAP AG and Mr. Dalgaard regarding this appointment and such appointment is subject to the decision of the SAP AG supervisory board.”

Item 4. The Solicitation or Recommendation

III. Item 4 of the Schedule 14D-9 under the heading “Background of the Offer” is hereby amended by:

(4) Amending and restating the 14th paragraph thereof as follows:

“On October 25, 2011, representatives of Morgan Stanley & Co. LLC (“Morgan Stanley”) met with Mr. Dalgaard to discuss trends in software industry mergers and acquisitions. Additionally, on October 25, 2011, the Board authorized the Company to retain a financial advisor to assist the Company and the Board in evaluating a strategic transaction involving the Company. The Board considered Morgan Stanley and two other well-known financial advisory firms as potential candidates, but ultimately decided that Morgan Stanley was in the best position to render advice to the Company. The Company began negotiations with Morgan Stanley regarding its engagement terms for this potential assignment.”

(5) Inserting the following sentence immediately after the 2nd sentence of the 16th paragraph thereof:

“Among other things, the Board considered a standalone strategy, a merger with other industry participants, and a strategy of acquiring other companies through a number of smaller acquisitions.”

(6) Replacing the final sentence of the 18th paragraph thereof with the following:

“The Board considered the risks and potential impact of conducting such a pre-signing market check of other potential interested parties, including the possibility that SAP AG might withdraw from discussions or that leaks of information that would be adverse to the Company or its business could occur. The Board took into account its discussions with representatives of Morgan Stanley and management regarding the cash resources, ability to act quickly and previously demonstrated willingness to make unsolicited competing proposals after a transaction had been announced of other potential interested parties and its discussions with representatives of Fenwick & West regarding its fiduciary duties in the context of the proposed transaction.”

(7) Amending and restating the 21st paragraph thereof as follows:

“On November 9, 2011, the Company received a second non-binding written indication of interest from SAP AG, with a proposed purchase price of $37 per share of Common Stock in cash, and a separate request from SAP AG that the Company enter into exclusive negotiations with SAP AG for a period of 30 days. The Board convened a telephonic meeting that day to discuss the terms of the revised indication of interest. At the meeting, representatives of Morgan Stanley discussed with the Board preliminary valuation analysis regarding the revised indication of interest. The Board discussed at length the potential valuation of the Company and whether it would be appropriate to enter into exclusive negotiations with SAP AG. The Board also discussed the small group of potential alternative bidders (of the eleven companies the Board considered, only three were viewed as potentially alternative bidders) and whether a brief market check would be likely to result in a higher price, as well as SAP AG’s likely adverse reaction if a market check were conducted and if a competing proposal were submitted. It was noted that SAP AG had stated that it would require an exclusivity period to move forward with the potential transaction with the Company. During the Board meeting, representatives of Fenwick & West advised the Board regarding its fiduciary duties in connection with its consideration of this proposal and its evaluation of whether to agree to enter into exclusive negotiations with SAP AG. The Board then discussed with management and representatives of Morgan Stanley other potential bidders that could be reasonably likely to have an interest in acquiring the Company, including whether any of those would reasonably be deterred from bidding for the Company after announcement of a transaction with SAP AG. The Board determined that other potential bidders were capable of submitting a topping offer if they chose to do so and would not be unreasonably deterred from bidding after the announcement of a transaction with SAP AG. The Board also discussed that the terms of any definitive merger agreement would need to permit the Board to consider and respond to any bona fide alternative proposal from a third party bidder, and that any termination fee would need to be at a reasonable level that would not preclude a superior proposal from being submitted by a third party bidder. During the Board meeting, the Board determined that the $37 per share of Common Stock purchase price proposed by SAP AG was insufficient for the Company to consider entering into exclusive negotiations with SAP AG. The Board further discussed with management and representatives of Morgan Stanley and Fenwick & West potential higher purchase prices that would warrant entering into a short period of exclusive negotiations with SAP AG, and the risk that a counter proposal by the Company at a higher price per share might prompt SAP AG to terminate further negotiations. As a result of this discussion, the Board felt that a counter proposal of $40.00 per share reflected an appropriate balance of increasing value for shareholders without prompting SAP AG to terminate discussions. The Board therefore authorized Mr. Dalgaard to engage in further discussions with SAP AG with regard to the price and to inform SAP AG that the Company would be willing to enter into exclusive negotiations if SAP AG increased its price to $40.00 per share.”

IV. Item 4 of the Schedule 14D-9 under the heading “Opinion of SuccessFactors’ Financial Advisor—Public Trading Comparables Analysis” is hereby amended by:

(8) Inserting the following tables immediately following the table in the 4th paragraph thereof:

“Aggregate Value to Estimated 2012 Revenue

SaaS

High: 10.5x

Mean: 5.0x

Median: 5.3x

Low: 1.9x

High-Growth Software

High: 9.5x

Mean: 5.4x

Median: 5.3x

Low: 1.4x

Price to Estimated 2012 Free Cash Flow per Share

SaaS

High: 95.5x

Mean: 42.9x

Median: 34.4x

Low: 16.6x

High-Growth Software

High: 53.0x

Mean: 26.5x

Median: 20.6x

Low: 5.5x”

V. Item 4 of the Schedule 14D-9 under the heading “Opinion of SuccessFactors’ Financial Advisor—Discounted Cash Flow Analysis” is hereby amended by:

(9) Amending and restating the 1st paragraph thereof as follows:

“Morgan Stanley calculated a range of equity values per share for the Company based on a discounted cash flow analysis to value the Company as a standalone entity. For purposes of its discounted cash flow analysis, Morgan Stanley defined unlevered free cash flow as earnings before interest, taxes, depreciation and amortization (“EBITDA”), less (i) stock based compensation expense, (ii) taxes and (iii) capital expenditures, plus change in working capital which included positive changes in deferred revenue. Stock-based compensation expense was treated as an expense in connection with this analysis. Morgan Stanley utilized projections from each of the Street Case, the Management Commit Scenario, the Management Target Scenario and the Management High Growth Scenario. For the analysis utilizing the Street Case, projections were based on publicly available estimates, prepared by equity research analysts available as of December 1, 2011, through 2013, and estimates for 2014 through 2021 were developed by an extrapolation of 2013 estimates based on 2013 growth and margin performance. With respect to the analysis utilizing management provided estimates, projections through 2015 were based on management projections, and projections for 2016 through 2021 were developed by an extrapolation of 2015 estimates based on 2015 growth and margin performance in each of the Management Commit Scenario, the Management Target Scenario and the Management High Growth Scenario. Morgan Stanley calculated the net present value of unlevered free cash flows for the Company for the years 2012 through 2021 and calculated terminal values in the year 2021 based on a terminal perpetual growth rate ranging from 2.0% to 4.0%. Morgan Stanley selected these perpetuity growth rates based on the application of its professional judgment. These values were discounted to present values as of December 31, 2011 at a discount rate of 10.2%.”

VI. Item 4 of the Schedule 14D-9 under the heading “Opinion of SuccessFactors’ Financial Advisor—Analysis of Precedent Transactions” is hereby amended by:

(10) Amending and restating the table in the 1st paragraph thereof as follows:

“Selected Software Sector Transactions—Target / Acquiror (Announcement Date)

ArcSight, Inc. / Hewlett-Packard Company (09/13/10)

Art Technology Group, Inc. / Oracle Corporation (11/02/10)

Autonomy Corporation / Hewlett-Packard Company (08/18/11)

Blackboard Inc. / Providence Equity Partners LLC (07/01/11)

Eclipsys Corporation / Allscripts-Misys Healthcare Solutions, Inc. (06/09/10)

Epicor Software Corporation / Apax Partners Worldwide LLP (04/04/11)

Fast Search & Transfer, Inc. / Microsoft Corporation (01/08/08)

Interactive Data Corporation / Investor Group (05/04/10)

Interwoven Inc. / Autonomy Corporation (01/22/09)

Lawson Software Inc. / Infor Global Solutions, Inc. (Golden Gate Capital) (03/11/11)

McAfee, Inc. / Intel Corporation (08/19/10)

Novell, Inc. / Attachmate Corporation (11/22/10)

Omniture, Inc. / Adobe Systems Inc. (09/15/09)

Phase Forward Inc. / Oracle Corporation (04/16/10)

Radiant Systems Inc. / NCR Corporation (07/11/11)

RightNow Technologies, Inc. / Oracle Corporation (10/24/11)

S1 Corporation / ACI Worldwide, Inc. (07/26/11)

SkillSoft Incorporated / Investor Group (02/12/10)

Sonic Corporation / Rovi Corporation (12/22/10)

SonicWALL, Inc. / Investor Group (06/02/10)

SPSS Inc. / International Business Machines Corporation (07/28/09)

Sun Microsystems Computer Corporation / Oracle Corporation (04/20/09)

Sybase, Inc. / SAP AG (05/12/10)

Wind River Systems, Inc. / Intel Corporation (06/04/09)”

(11) Inserting the following table immediately after the 2nd paragraph thereof:

“Next Twelve Months Revenue Multiples

High: 8.9x

Mean: 3.4x

Median: 3.1x

Low: 0.5x”

VII. Item 4 of the Schedule 14D-9 under the heading “Opinion of SuccessFactors’ Financial Advisor—General” is hereby amended by:

(12) Replacing the 1st sentence of the 6th paragraph thereof with the following:

“Under the terms of its engagement letter, Morgan Stanley provided the Company financial advisory services and a financial opinion in connection with the Offer and the Merger, and the Company has agreed to pay Morgan Stanley a fee of approximately $20 million for its services, three-quarters of which is contingent on consummation of the Offer.”

Item 5. Person/Assets Retained, Employed Compensated or Used

VIII. Item 5 of the Schedule 14D-9 is hereby amended by:

(13) Replacing the 1st sentence of the 1st paragraph thereof with the following:

“Under the terms of its engagement letter, Morgan Stanley provided the Company financial advisory services and a financial opinion in connection with the Offer and the Merger, and the Company has agreed to pay Morgan Stanley a fee of approximately $20 million for its services, three-quarters of which is contingent on consummation of the Offer.”

Item 8. Additional Information

IX. Item 8 of the Schedule 14D-9 under the heading “Litigation” is hereby amended and supplemented by:

(14) Deleting the last sentence of each of the 1st, 2nd and 3rd paragraphs thereof.

(15) Adding the following paragraphs immediately after the last paragraph thereof:

“On January 12, 2012, the Company, the members of its Board, Parent and Purchaser entered into a memorandum of understanding (the “MOU”) with plaintiffs reflecting an agreement to settle the above-captioned state and federal actions based on their agreement to include certain additional disclosures relating to the Offer and Merger in Amendment 4 to this Schedule 14D-9. The Company, the members of its Board, Parent and Purchaser each have denied, and continue to deny, that they committed or attempted to commit any violation of law or breach of fiduciary duty owed to the Company and/or its stockholders, aided or abetted any breach of fiduciary duty, or otherwise engaged in any of the wrongful acts alleged in these actions. All of the defendants expressly maintain that they complied with their fiduciary and other legal duties. However, in order in order to avoid the costs, disruption and distraction of further litigation, and without admitting the validity of any allegation made in the actions or any liability with respect thereto, the defendants have concluded that it is desirable to settle the claims against them on the terms reflected in the MOU. The MOU is subject to customary conditions including completion of appropriate settlement documentation, approval by the Superior Court of San Mateo County, California, and consummation of the Offer and Merger.

The MOU provides that the federal action will be voluntarily dismissed as to all defendants, and that the consolidated state court action will be dismissed with prejudice as to all defendants. Pursuant to the terms of the MOU, the parties expect to execute a stipulation of settlement, which will be subject to approval by the Superior Court of San Mateo County, California following notice to the Company’s stockholders. In addition, in connection with the settlement and as provided in the MOU, the parties contemplate that plaintiffs’ counsel will seek an award of attorney’s fees and expenses as part of the settlement, and plaintiffs will release defendants from any and all liability. There can be no assurance that the Offer and Merger will be consummated or that the settlement will be finalized or approved by the court. If the Offer and/or Merger are not consummated or the settlement is not finalized or approved by the court, the proposed settlement as contemplated by the MOU may be terminated. The settlement will not affect the amount of the consideration that SuccessFactors’ stockholders are entitled to receive in connection with the Offer or Merger.”

X. Item 8 of the Schedule 14D-9 under the heading “Certain Company Projections” is hereby amended by:

(16) Replacing the 3rd sentence of the 1st paragraph thereof with the following:

“In addition, in connection with the evaluation of a possible transaction involving the Company, the Management High Growth Scenario was provided to SAP AG (and, as described above, was utilized by Morgan Stanley, along with the Management Commit Scenario and Management Target Scenario, in connection with its Discounted Cash Flow Analysis).”

(17) Replacing the 1st sentence of the 4th paragraph thereof with the following:

“The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of the Company by Parent and Purchaser pursuant to the Offer and the Merger, or the potential acquisition of Jobs2Web, Inc. by the Company, which had not closed when the projections were prepared and which is not expected to be material to the Company’s results.”

(18) Replacing the “Management Commit Scenario,” “Management Target Scenario” and “Management High Growth Scenario” tables and related footnotes immediately following the 7th paragraph thereof with the following:

“Management Commit Scenario (1)

	Summary Financial Projections (dollars in millions)
	FY 2011E	FY 2012E	FY 2013E	FY 2014E	FY 2015E
Revenue	$335	$437	$550	$696	$871
Operating Profit(2)	$13	$44	$78	$140	$211
Cash Flow From Operations(3)	$43	$76	$111	$179	$257
Capital Expenditures	$10	$13	$16	$21	$26
Free Cash Flow(4)	$33	$63	$95	$158	$231
Stock-Based Compensation Expense(5)	N/A	$66	$77	$90	$105

(1)	Amounts in this table reflect financial scenarios of the Company prepared by our management as part of the Company’s business planning process for 2012.
(2)	Operating profit excludes the impact of stock-based compensation expense, the amortization of intangible assets, integration costs, future cash consideration of acquisition and deal related costs, revaluation of contingent consideration or write-downs for fair value accounting related to business combinations, and any unrealized foreign exchange gain/loss or tax benefit resulting from acquisitions or divestitures.
(3)	Cash flow from operations refers to net cash flow provided by operating activities.
(4)	Free Cash Flow refers to cash flow from operations less capital expenditures.
(5)	Stock-based compensation expense not reflected in Cash Flow from Operations or Free Cash Flow.

Management Target Scenario (1)

	Summary Financial Projections (dollars in millions)
	FY 2011E	FY 2012E	FY 2013E	FY 2014E	FY 2015E
Revenue	$335	$441	$603	$785	$1,001
Operating Profit(2)	$13	$7	$53	$95	$152
Cash Flow From Operations(3)	$43	$48	$91	$144	$211
Capital Expenditures	$10	$13	$18	$24	$30
Free Cash Flow(4)	$33	$35	$73	$120	$181
Stock-Based Compensation Expense(5)	N/A	$66	$84	$102	$120

(1)	Amounts in this table reflect financial scenarios of the Company prepared by our management, assuming higher investments by the Company and a higher productivity rate for the Company’s sales representatives than reflected in the Management Commit Scenario, above.

(2)	Operating profit excludes the impact of stock-based compensation expense, the amortization of intangible assets, integration costs, future cash consideration of acquisition and deal related costs, revaluation of contingent consideration or write-downs for fair value accounting related to business combinations, and any unrealized foreign exchange gain/loss or tax benefit resulting from acquisitions or divestitures.
(3)	Cash flow from operations refers to net cash flow provided by operating activities.
(4)	Free Cash Flow refers to cash flow from operations less capital expenditures.
(5)	Stock-based compensation expense not reflected in Cash Flow from Operations or Free Cash Flow.

Management High Growth Scenario (1)

	Summary Financial Projections (dollars in millions)
	FY 2011E		FY 2012E		FY 2013E		FY 2014E		FY 2015E
Revenue	$335		$478		$680		$980		$1,384
Operating Profit(2)	$13		$19		$37		$92		$206
Cash Flow From Operations(3)	$43		$52		$84		$157		$293
Capital Expenditures	$10		$14		$20	(5)	$29	(5)	$42	(5)
Free Cash Flow(4)	$33	(5)	$38	(5)	$64	(5)	$128	(5)	$251	(5)
Stock-Based Compensation Expense(6)	N/A		$72	(5)	$95	(5)	$127	(5)	$166	(5)

(1)	Amounts in this table reflect financial scenarios of the Company prepared by our management, which was presented to SAP AG in connection with the proposed transaction, and which assumes higher growth prospects for the Company that assumes an acceleration of the Company’s revenue growth rate driven by higher investments by the Company and productivity for the Company’s sales representatives.
(2)	Operating profit excludes the impact of stock-based compensation expense, the amortization of intangible assets, integration costs, future cash consideration of acquisition and deal related costs, revaluation of contingent consideration or write-downs for fair value accounting related to business combinations, and any unrealized foreign exchange gain/loss or tax benefit resulting from acquisitions or divestitures.
(3)	Cash flow from operations refers to net cash flow provided by operating activities.
(4)	Free Cash Flow refers to cash flow from operations less capital expenditures.
(5)	SAP AG, Parent and Purchaser were not provided with projections with respect to (i) capital expenditures for FY2014 through FY2015, (ii) free cash flow, or (iii) stock-based compensation expense.
(6)	Stock-based compensation expense not reflected in Cash Flow from Operations or Free Cash Flow.

As set forth above, subject to footnote (5), the projections in the Management High Growth Scenario are identical to those made available to SAP AG in connection with the Offer.

As indicated above under “Item 4. The Solicitation or Recommendation—Opinion of SuccessFactor’s Financial Advisor,” certain projections for 2016 through 2021 were developed by an extrapolation of 2015 estimates based on 2015 growth and margin performance in each of the Management Commit Scenario, the Management Target Scenario and the Management High Growth Scenario reflecting lower growth and higher margins in the later years. For example, for the Management Commit Scenario, projected revenue growth declined from 23% in 2016 to 5% in 2021, while operating margin was projected to increase from 25% to 30% over that period. From 2016 to 2021, stock-based compensation expense for the Management Commit Scenario was projected to represent 11% of revenue, declining to 5% of revenue. For the Management Target Scenario, projected revenue growth declined from 24% in 2016 to 5% in 2021, while projected operating margin increased from 18% to 29%. From 2016 to 2021, stock-based compensation expense for the Management Target Scenario was projected to represent 11% of revenue, declining to 5% of revenue. For the Management High Growth Scenario, projected revenue growth declined from 32% in 2016 to 6% in 2021, while projected operating margin increased from 17% to 29%. From 2016 to 2021, stock-based compensation expense for the Management High Growth Scenario was projected to represent 11% of revenue, declining to 6% of revenue. The 2016 through 2021 projections were not provided to SAP AG. Such projections were prepared solely for internal use and were not prepared with a view toward public disclosure. Projections of such distant periods are not viewed by the Company as material information, as they are inherently speculative and not of a nature that stockholders could rely upon.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SuccessFactors, Inc.

By:	/s/ Bruce C. Felt, Jr.

Name:	Bruce C. Felt, Jr.

Title:	Chief Financial Officer

Date:	January 13, 2012